                                                             UNITED STATES
                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        Washington, D.C. 20549

                                                             SCHEDULE 13G

                                               Under the Securities Exchange Act of 1934
                                                           (Amendment No. 6)

                                                      CDW Computer Centers, Inc.
                                                           (Name of Issuer)
                                                              ----------

                                                             Common Stock
                                                    (Title of Class of Securities)
                                                              ----------

                                                              125129 10 6
                                                            (CUSIP Number)
                                                              ----------

                                                           December 31, 2001
                                        (Date of Event Which Requires Filing of this Statement)
                                                              ----------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
___      Rule 13d-1(b)
___      Rule 13d-1(c)
_X_      Rule 13d-1(d)

                                                              ----------

* The  remainder  of this cover  page shall be filled out for a  reporting  person's  initial  filing on this form with  respect to the subject class of securities,  and for any subsequent amendment  containing  information which would alter the disclosures provided in a prior cover page.

The  information  required in the  remainder  of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the  liabilities  of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

============ =======================================================================================================
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             MICHAEL P. KRASNY
------------ -------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                        (a)  |_|
             NOT APPLICABLE                                                                             (b)  |_|
------------ -------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
----------------------------------------------- --------- ----------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH       5      SOLE VOTING POWER
              REPORTING PERSON.

                 BENEFICIALLY

                   OWNED BY

                     EACH

                  REPORTING

                    PERSON

                     WITH
                                                          28,642,246
                                                --------- ----------------------------------------------------------
                                                   6      SHARED VOTING POWER
                                                          0
                                                --------- ----------------------------------------------------------
                                                   7      SOLE DISPOSITIVE POWER

                                                          24,450,974
                                                --------- ----------------------------------------------------------
                                                   8      SHARED DISPOSITIVE POWER
                                                          4,153,476
------------ -------------------------------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             28,642,246
------------ -------------------------------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
             NOT APPLICABLE                                                                                    |_|
------------ -------------------------------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             33.47%
------------ -------------------------------------------------------------------------------------------------------
    12       TYPE OF REPORT PERSON*
             IN
============ =======================================================================================================

                                       * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)         Name of Issuer:

                  CDW Computer Centers, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  200 North Milwaukee Avenue, Vernon Hills, Illinois 60061

Item 2(a)         Name of Person Filing:

                  Michael P. Krasny

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  200 North Milwaukee Avenue, Vernon Hills, Illinois 60061

Item 2(c)         Citizenship:

                  USA

Item 2(d)         Title of Class of Securities:

                  Common Shares

Item 2(e)         CUSIP Number:

                  125129 10 6

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  NOT APPLICABLE

Item 4:  Ownership:

                  (a)      Amount  Beneficially Owned as of December 31, 2001:  28,642,246 shares (includes 3,493,240 shares subject to the MPK Stock Option Plan and 660,236 shares subject to the MPK Restricted  Stock Plan,  (collectively  "the
                           Plans"),  with respect to such shares Mr. Krasny  disclaims  beneficial  ownership and 37,796 shares held by his minor  son).  Pursuant  to the terms of the Plans,  Mr.  Krasny  has the right to vote these  shares and receive dividends  thereon,  if any, until options are exercised or shares vest,  respectively.  Pursuant to the terms of the MPK Stock  Option  Plan,  non-forfeitable  options to  purchase  3,493,240  shares  with an exercise price of $.00418 per share remain  outstanding of which  2,731,240 are  exercisable at December 31,
                           2001 and 762,000  become  exercisable  at December 31, 2002. In the event that an optionee shall cease to be employed by the Issuer for any  reason,  all  unexercised  options  shall  become  immediately  exercisable.
                           Pursuant to the terms of the MPK Restricted  Stock Plan, as modified,  660,236 shares are held in escrow for the benefit of sixty-eight  (68) eligible  employees and vest in equal  installments  on January 1, 2002 and
                           2003. Upon the termination of employment of any eligible  employees prior to such dates,  such shares revert to Mr. Krasny.

                  (b)      Percent of Class:  33.47%

                           (i)      sole power to vote or to direct the vote

                                    28,642,246

                           (ii)     shared power to vote or to direct the vote

                                    0

                           (iii)    sole power to dispose or direct the disposition of

                                    24,450,974

                           (iv)     shared power to dispose or to direct the disposition of

                                    4,153,476

Item 5.  Ownership of Five Percent or Less of a Class:

                  NOT APPLICABLE

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  NOT APPLICABLE

Item 7.  Identification  and  Classification  of the  Subsidiary  Which  Acquired the Security  Being Reported on by the Parent Holding
                  Company:

                  NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group:

                  NOT APPLICABLE

Item 9.  Notice of Dissolution of Group:

                  NOT APPLICABLE

Item 10. Certification:

                  NOT APPLICABLE

                                                      SIGNATURE

         After  reasonable  inquiry  and to the best of my  knowledge  and belief,  I certify  that the  information  set forth in this statement is true, complete and correct.

                                                              February 6, 2002
                                                              -----------------------------------------------------
                                                              Date

                                                              /s/ Michael P. Krasny
                                                              -----------------------------------------------------
                                                              Signature

                                                              Michael P. Krasny, Director
                                                              ---------------------------
                                                              Name/Title